09056299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Financial Advisors

RECD S.E.C.
FEB 26 2009
503

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500
(No. and Street)

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (213) 741-5797
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, George Chuang, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George Chuang
President

Subscribed and sworn to (or affirmed) before me on this 20 day of Feb., 2009, by George CHUANG, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Stephanie Hulme
Notary Public,
State of California, County of ~~Los Angeles~~ Orange / sh

STEPHANIE HULME
COMMISSION #1738018
Notary Public - California
ORANGE COUNTY
My Commission Expires
MAY 7, 2011

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Transamerica Financial Advisors, Inc.

Consolidated Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Transamerica Financial Advisors, Inc.

We have audited the accompanying consolidated statements of financial condition of Transamerica Financial Advisors, Inc. (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transamerica Financial Advisors, Inc. at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Des Moines, Iowa
February 18, 2009

Transamerica Financial Advisors, Inc.

Consolidated Statements of Financial Condition

	December 31 2008	December 31 2007
Assets		
Cash and cash equivalents	**$ 6,494,297**	$ 6,595,999
Investment in mutual funds	**182,656**	247,237
Commissions receivable (including $35,428 and $81,234 receivable from affiliates in 2008 and 2007, respectively)	**978,996**	1,300,011
Deferred tax assets	**582,676**	636,752
Other assets	**247,848**	340,156
Total assets	**$ 8,486,473**	$ 9,120,155
Liabilities and shareholder's equity		
Liabilities:		
Commissions payable	**$ 1,156,813**	$ 1,469,577
Accounts payable and other liabilities (including $606,935 and $865,173 payable to affiliates in 2008 and 2007, respectively)	**2,312,857**	3,112,000
Payable under tax allocation agreement	**129,032**	17,315
Total liabilities	**3,598,702**	4,598,892
Shareholder's equity:		
Common stock, par value $1 (100,000 shares authorized; 4,000 shares issued and outstanding)	**4,000**	4,000
Additional paid-in capital	**4,477,923**	4,399,301
Retained earnings	**405,848**	117,962
Total shareholder's equity	**4,887,771**	4,521,263
Total liabilities and shareholder's equity	**$ 8,486,473**	$ 9,120,155

See accompanying notes.

Transamerica Financial Advisors, Inc.

Consolidated Statements of Operations

	Year Ended December 31	
	2008	**2007**
Revenues:		
Sales commissions	**$ 49,883,665**	$ 55,144,516
Interest income	**147,110**	517,052
Net administrative fees	**1,033,267**	1,036,961
Other fees and income	**2,234,504**	1,654,715
Total revenues	**53,298,546**	58,353,244
Expenses:		
Commissions	**43,575,010**	48,682,162
Employee compensation and benefits	**4,645,799**	4,580,470
Training and sales promotion	**503,231**	571,708
Office, telephone, and postage	**1,403,973**	1,393,282
Legal and other operating expenses	**1,426,716**	791,997
Total expenses	**51,554,729**	56,019,619
Income before taxes	**1,743,817**	2,333,625
Income tax expense (benefit):		
Current	**601,855**	1,039,722
Deferred	**54,076**	(291,545)
	655,931	748,177
Net income	**$ 1,087,886**	$ 1,585,448

See accompanying notes.

Transamerica Financial Advisors, Inc.

Consolidated Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2007	$ 4,000	$ 4,244,561	$ 2,032,514	$ 6,281,075
Net income	–	–	1,585,448	1,585,448
Dividend to parent	–	–	(3,500,000)	(3,500,000)
Capital contribution from parent	–	154,740	–	154,740
Balance at December 31, 2007	4,000	4,399,301	117,962	4,521,263
Net income	–	–	**1,087,886**	**1,087,886**
Dividend to parent	–	–	**(800,000)**	**(800,000)**
Capital contribution from parent	–	**78,622**	–	**78,622**
Balance at December 31, 2008	**$ 4,000**	**$ 4,477,923**	**$ 405,848**	**$ 4,887,771**

See accompanying notes.

Transamerica Financial Advisors, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31 2008	2007
Operating activities		
Net income	**$ 1,087,886**	$ 1,585,448
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense (benefit)	**54,076**	(291,545)
Allocation from parent for state tax benefit	**78,622**	154,740
Change in unrealized loss on investment	**64,581**	2,763
Changes in operating assets and liabilities:		
Commissions receivable	**321,015**	222,320
Other assets	**92,308**	27,918
Commissions payable	**(312,764)**	(100,991)
Accounts payable and other liabilities	**(799,143)**	(310,311)
Payable under tax allocation agreement	**111,717**	319,442
Net cash provided by operating activities	**698,298**	1,609,784
Investing activities		
Purchase of investment in mutual funds	**–**	(250,000)
Net cash used in investing activities	**–**	(250,000)
Financing activities		
Dividend paid to parent	**(800,000)**	(3,500,000)
Net cash used in financing activities	**(800,000)**	(3,500,000)
Decrease in cash and cash equivalents	**(101,702)**	(2,140,216)
Cash and cash equivalents at beginning of year	**6,595,999**	8,736,215
Cash and cash equialents at end of year	**$ 6,494,297**	$ 6,595,999
Cash paid during the year		
Income taxes	**$ 411,516**	$ 720,280

See accompanying notes.

1. Summary of Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940. It is also a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Transamerica International Holdings, Inc., which is a wholly owned indirect subsidiary of AEGON N.V. (AEGON), a holding company organized under the laws of the Netherlands.

On December 31, 2007, the Company acquired all of the voting common stock of TBK Insurance Agency of Ohio, Inc. (TBK) and Financial Resources Insurance Agency of Texas, Inc. Prior to this date, the Company owned all the nonvoting shares of TBK. The Company also owns all of the voting common stock of Transamerica Financial Resources Insurance Agency of Alabama, Inc. Prior to the end of 2007, all three companies had ceased all of their operations and had surrendered all of their insurance licenses and were, and still are, inactive, nonoperating companies.

The Company markets financial products such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, and certain securities to investors throughout the United States. The Company is an introducing broker-dealer and executes and clears all customers' transactions through another broker-dealer on a fully disclosed basis. The Company has entered into distribution agreements with Transamerica Capital, Inc. (TCI), an affiliate, to sell and distribute the mutual funds of Transamerica IDEX Mutual Funds and Transamerica Premier Funds. It has also entered into distribution agreements with Transamerica Securities Sales Corporation, an affiliate, and TCI to sell and distribute the variable insurance products of affiliated insurance companies Transamerica Financial Life Insurance Company (TFLIC), Transamerica Life Insurance Company (TLIC), and Western Reserve Life Assurance Company of Ohio.

The Company does not carry customer accounts or perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c-3-3 of the SEC.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Investments

The Company's investments consist of mutual funds, which are reported at fair value. Fair values of the funds are determined by reference to published net asset value per share. Changes in the fair value are recorded as adjustments to income.

Cash and Cash Equivalents

Cash and cash equivalents are invested in bank accounts and money market funds. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

The Company receives commissions for the sale of financial products such as annuities, mutual funds, and general securities. The Company also receives 12b-1 distribution fees from mutual funds and variable products which are included in commission revenue. Portions of those amounts are reallowed to the selling agents as commissions.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe that the fair values of such assets and liabilities differ materially from their carrying values included herein.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. See Note 6 to the financial statements for additional disclosure.

1. Summary of Significant Accounting Policies (continued)

Net Administrative Fees

The Company earns administrative fees based on assets under management for servicing and administering the Company's proprietary investment advisory products.

Other Fees and Income

The Company receives other fees and income from a select group of product sponsors including mutual fund and variable insurance companies. These fees are paid to the Company to cover its costs for due diligence and marketing services. These fees are generally based on sales and are not reallowed to the selling agent. In addition, the Company collects annual fees from its registered representatives for providing compliance, technology, and administrative services. Other fees and income are recorded on a net basis.

2. Income Taxes

The Company and its subsidiaries file consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense consists of the following:

	2008	2007
Federal	$ 585,375	$ 519,960
State	70,556	228,217
	$ 655,931	$ 748,177

Federal income tax expenses differ from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

2. Income Taxes (continued)

Deferred income taxes arise primarily from differing methods used to account for investments, accrued bonuses and vacation, and other accrued expenses not deductible until future periods for tax purposes. A significant component of the deferred tax asset relates to a net operating loss of TBK. TBK was liquidated in early 2009, therefore, this loss carryforward is expected to be used by the Company in future periods.

Deferred income taxes are comprised of the following at December 31, 2008 and 2007:

	2008	2007
Deferred tax assets	$ 597,640	$ 636,752
Deferred tax liabilities	(14,964)	–
Net deferred tax assets	$ 582,676	$ 636,752

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

The Company has analyzed all material tax positions under the provisions of FASB Interpretation No. 48 and has determined that there are no tax benefits that should not be recognized as of December 31, 2008 or December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2008 and 2007. The Internal Revenue Service audits are final for tax years prior to 2001.

3. Related-Party Transactions

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. These transactions include payments for rental of space of $305,812 and $270,449 and commission allowances of $96,107 and $120,079 for processing proprietary products for the years ended December 31, 2008 and 2007, respectively. Commissions earned on the sale of TFLIC, TLIC, TCI, and Western Reserve Life Assurance Company of Ohio proprietary products amounted to approximately 9% and 10% of net commissions for the years ended December 31, 2008 and 2007, respectively.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing general administrative services as needed. During 2008 and 2007, a significant portion of the operating expenses were attributable to such agreement, which approximates their costs to the affiliates.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $3,840,923, which was $3,595,768 in excess of the required net capital of $245,155.

5. Contingencies

Claims for material amounts have been filed by certain individuals alleging the Company's failure to properly supervise its registered representatives who recommended allegedly unsuitable and inappropriate investments and other products to them or otherwise handled their investments and accounts inappropriately. Such claims involve allegations of violations of federal and state securities laws, rules of self-regulatory organizations of which TFA is a member and various other statutory or common law violations. The Company believes it has meritorious defenses against these claims and that the ultimate resolution is not likely to have a material effect on the financial position or results of operations of the Company beyond what has already been accrued.

6. Fair Value Measurements and Fair Value Hierarchy

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has categorized its financial instruments into a three-level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the statements of financial condition are categorized as follows:

- Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  (a) Quoted prices for similar assets or liabilities in active markets.
  (b) Quoted prices for identical or similar assets or liabilities in nonactive markets.
  (c) Inputs other than quoted market prices that are observable.
  (d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

6. Fair Value Measurements and Fair Value Hierarchy (continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

	December 31, 2008			
	Assets Measured	Fair Value Hierarchy Level		
	at Fair Value	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 6,359,125	$ –	$ 6,359,125	$ –
Equity securities	182,656	–	182,656	–
Total assets	$ 6,541,781	$ –	$ 6,541,781	$ –

Supplemental Information

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

Computation of net capital		
Total shareholder's equity		$ 4,887,771
Nonallowable assets and deductions:		
Other assets	$ 263,266	
Deferred tax assets	582,676	
Total deductions and/or charges		845,942
Net capital before haircuts on securities positions		4,041,829
Haircuts on securities		200,906
Net capital		$ 3,840,923
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$ 245,155
Excess net capital		$ 3,595,768

Transamerica Financial Advisors, Inc.

Statements Regarding SEC Rule 15c3-3

December 31, 2008

Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2008

The Company is exempt from the Special Reserve Bank Account Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

The Company is exempt from Rule 15c3-3 as it relates to possession and control requirements under the Rule 15c3-3(k)(2)(ii) exemptive provision.

Transamerica Financial Advisors, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2008

There are no differences between the computation of net capital under SEC Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as submitted to the Financial Industry Regulatory Authority.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the consolidated financial statements of Transamerica Financial Advisors, Inc. and Subsidiaries (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 18, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Financial Advisors, Inc.
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm